Annual General Meeting of Shareholders of Purple Biotech Ltd.

Date: August 8, 2024

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

	For	Against	Abstain
1(a). To approve the re-election of Isaac Israel to serve as a third class director, for a three-year term until the annual general meeting to be held in 2027, and until his successor is duly elected and qualified.	☐	☐	☐
1(b). To approve the re-election of Suzana Nahum-Zilberberg to serve as a third class director, for a three-year term until the annual general meeting to be held in 2027, and until her successor is duly elected and qualified.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

________________________ Please Sign Here

__________________ Please Date Above

________________________ Please Sign Here

__________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of Purple Biotech Ltd. to be Held on August 8, 2024 for Holders as of July 2, 2024

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. August 2, 2024.

To review AGM related materials, including the full Proxy Statement, please visit:
https://purple-biotech.com/Investors/#shareholderMeet

PROXY TABULATOR FOR

PURPLE BIOTECH LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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Purple Biotech Ltd.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on August 2, 2024)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Purple Biotech Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **July 2, 2024** at the **Annual General Meeting of Shareholders** of **Purple Biotech Ltd.** to be held on **August 8, 2024**, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**

2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
PURPLE BIOTECH LTD.
P.O. BOX 8016
CARY, NC 27512-9903